PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the six months ended July 31, 2018

Dated:  September 20, 2018

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2018 and from the audited financial statements for the year ended January 31, 2018 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares also trade on the OTC under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is usually conducted at a conceptual design level prior to detailed engineering.  The Company’s Environmental Assessment Application was based on a Feasibility level design, a comprehensive technical and economic study.

Years of science based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.  We were advised that the Assessment Reports from the BCEAO and CEAA contained statements of no significant adverse effects, which is the goal of any potential mining project.

PBM believes that any further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed after receiving the Environmental Assessment Certificate and prior to obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three month period ended July 31st

During the period under discussion, PBM completed an analysis of the correspondence and documents that were submitted by Derek Sturko as the recommendation from the Executive Director of the EAO to the Ministers for the 2012 decision.  The document has been posted on our website at:  http://www.pacificbooker.com/reports.htm.  PBM sent a letter (and supporting documents) to George Heyman (Minister of Environment and Climate Change Strategy) and to Michelle Mungall (Minister of Energy, Mines and Petroleum Resources) and cc’d Premier John Horgan, Andrew Wilkinson, Dr. Andrew Weaver and David Eby.  In our letter, we reminded the new Ministers who we are and included a little snapshot of our history in the EAO process.  We also stated “If the EAO had enough information to determine that the Morrison Project would not have any significant adverse effects, the further assessment decision appears to be a way to say no without actually saying no.”  We also wrote:  “In reference to the letters submitted to the original ministers as part of the original referral package, we would like to ask why those with opposing views can request a refusal of a certificate based on beliefs without having to support that belief with facts, but the proponents must have science based facts to support any opinion.”  We also asked “As the new ministers, we request that you give our application a fair and impartial review.”

The purpose of this correspondence is to remind the Ministers that we are not going away until we get a fair review based on the scientific information compiled during the EA process and not on factors that were brought in at the end of the process.

The Company has also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison". PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented. The video can be found at: https://raventrust.com/save-morrison-lake/.

The Company’s audited financial statements and the Management's Discussion and Analysis (Form 51-102F1) for the year ended January 31, 2018 have been filed on sedar and are available for downloading on our website at http://www.pacificbooker.com/financials.htm.  If you would prefer a copy sent by regular mail, please complete the area on that page to request it.  The mailing information provided will be used for that purpose only.

The Annual General Meeting was held at the Company's office on Thursday, June 28th, at 1:30 pm.  A total of 62 shareholders were represented in person or by proxy, representing 27.5% of our issued and outstanding shares. All nominated directors were re-elected to the board and all resolutions passed with more than 90% of the voting "for" the resolutions.

The Company also has filed its 20-F Annual Report for the year ended January 31, 2018 on the US Securities and Exchange Commission's EDGAR website at:

https://www.sec.gov/Archives/edgar/data/1319150/000121716018000089/0001217160-18-000089-index.htm and link to the 20-F can be found at:

http://www.pacificbooker.com/financials.htm.

During the three month period ended July 31, 2018, the Company did not announce or complete any private placements or issue any common shares on exercise of options or cancel any options.  On June 26th, the Company granted 100,000 options at an exercise price of $1.00 for a 5 year term.

Prior to April 30, 2018

The Company commenced baseline data collection to support the information requirements for the Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment on January 18, 2008.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was re-submitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.

In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The 3rd Party Review concluded the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane and the placement of the diffuser in Morrison Lake.  PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns.  In March, KCB’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document”.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day timeline (subject to any extensions) for a decision by the Ministers would apply.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 20, 2015, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility.  On March 20, PBM submitted a report, prepared by KCB, in response to the Recommendations.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the e-PIC site.  On May 8, PBM submitted a response in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of KCB, which addresses the points raised in the April letters from the First Nations.  On June 10, PBM announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The scope of the further assessment includes many components which are required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the EA Certificate.

In July and August 2015, PBM consulted with legal and technical advisors for suggestions on the best method to address the issues raised in the communication received from the Ministers.  Raymond Mah, with over 30 years of experience in the mining industry and an extensive background in mine developments taking projects from evaluations through design, construction and into operations, will also be assisting on the Morrison Project.

On December 23, 2015, the Company submitted a document in response to the July decision by the Minister of Environment and Minister of Energy & Mines that the Morrison Project undergo further assessment.  The document was acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

On February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation (“LBN”).  Dominique Nouvet of Woodward and Company (legal firm handling treaty negotiation matters for LBN) initiated the meeting on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at this time.  An announcement had been prepared and released to a newspaper by the LBN in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.

The Company, through counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act, to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.

These requests were submitted in September 2015 and January 2016.  By January 31, 2017, the Company had received some information under the FOIPPA and has reviewed that material.  From the material received from the FOI requests, PBM became aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

PBM prepared a corporate presentation to assist with correcting the misinformation that has been disseminated and accepted during the process.  The presentation is available on our website at http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

On February 2, 2017, the Company posted a video on the company website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video is posted at:  http://www.pacificbooker.com/property.htm.

PBM completed the water monitoring work done on the Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  The monitoring program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.

The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in the lake into layers due to the change in water's density with temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:  http://www.pacificbooker.com/reports.htm

During the BC Election campaign in April and May 2017, PBM sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days during the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.  The emails have been compiled in a pdf file and has been posted on our website at:

http://www.pacificbooker.com/pdf/2017%20Campaign.pdf

The Company has been following the news media coverage of the new provincial government and observing the processes used.  PBM has noted that new individuals have been posted on the Morrison EAO Project Information website as Project Lead, Executive Project Director and a Compliance & Enforcement Lead.  The updated information is shown at the following link:  https://projects.eao.gov.bc.ca/p/morrison-copper-gold/detail

Between February and April of 2018, PBM sent a letter to Premier John Horgan, Andrew Weaver (BC Green party leader), Andrew Wilkinson (BC Liberal party leader) and David Eby (Attorney General) and reminded them of the issues we face and requesting that they address the wrong done by the October 2012 unfair decision to refuse to grant the EAC for the Morrison project.  We also sent a letter to the same 4 individuals and cc’d the Chief and Council of the LBN, advising the readers of the history of our relationship with the LBN.

PBM received a response from David Eby which expressed the opinion that PBM had been given the opportunity to respond to the “unfavourable recommendations of the Executive Director of the Environmental Assessment Office before the Minister’s decision was made.”  He indicated that as PBM did not seek judicial review of the Minister’s Order of July 7, 2015, the Order remains if effect.  He also said “I appreciate your taking the time to write.”

PBM replied to the Attorney General thanking him for responding to our letters.  We reminded him that the Environmental Assessment Office (and the Working Group) was not mentioned as part of the reconsideration process in Justice Affleck’s remedy and therefore, PBM does not agree with the statement that “Pacific Booker has since been provided with an opportunity to make representations to the Ministers, as anticipated by Justice Affleck’s decision.”

We also reminded Mr. Eby that when the reconsideration process was completed, the report titled Recommendations of the Executive Director (dated September 20, 2012) was included with the referral documents.  That report should not have been included in the new referral as it was part of the decision that was quashed by the court in December 2013.

PBM concluded the letter to Mr. Eby with the statement:  “All we are asking for is a fair and unbiased review.  But with the Order from the previous Ministers still in effect, we have little hope of getting an unbiased review when we can’t even get the EAO to clarify the precise nature of the environmental work required by Schedule A of the Section 17 Order.”

At no time in the reconsideration process did PBM have direct communication with the Ministers.  All communications were with the EAO.  And even when we directed our correspondence to the Ministers, it was answered by the EAO, as was the case in April 2016, when PBM’s council (John J.L. Hunter, Q.C.) addressed a letter to the Ministers of Environment and Energy and Mines.  The response was received from Kevin Jardine (Associate Deputy Minister, Environmental Assessment Office) as follows: “I am responding to your letter dated April 5, 2016, addressed to the Ministers of Environment and Energy and Mines (Ministers).  As your enquiry falls under the responsibility of the Environmental Assessment Office (EAO) I have been asked to respond on their behalf.”

Outlook for 2018/19

Following the end of the period, management continues to communicate with the MLA’s and to provide information in support of the Morrison project benefits and in challenge to the misinformation that led to the decision to refuse to grant the EA Certificate in 2012 and the “further information required” decision of 2015.

The Lake Babine Nation has elected a new chief and councillors.  Gordon Alec is the new chief and many of the councillors are new to the position.  PBM has already written to the new chief congratulating him on his win and stating that we would be very pleased to be able to meet with him at his convenience to introduce ourselves and to answer any questions he may have.

Pacific Booker Minerals has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property and intended to continue that practice during the construction and operation of the mine.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Prepare applications for permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design

Subsequent to the end of the period, the Company has not issued any common shares on exercise of options or warrants.  The Company has not granted or cancelled any options and has not announced or completed any private placements.

The Company’s current share capital is approx. 19.5 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement with Noranda.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the six month period ended July 31, 2018 compared with July 31, 2017

The option based payment expense for the quarter was allocated to the accounts for Consulting fees $nil (2017 - $nil), Directors fees $nil (2017 - $nil), Investor relations fees $nil (2017 - $nil) and Professional fees $75,426 (2017 - $66,418).  These amounts total $66,418 for the 2017 period compared to $75,426 for the 2018 period.  If the option based payments amounts were removed from the operating loss, the loss would show as $102,486 for the 2018 period compared to $135,222 for the 2017 period.  The difference between these two periods was $32,736, with 2018 lower.  The largest amount difference was in Investor Relations fees which were lower by $12,000 in the 2018 period reflecting a reduction in fees paid/payable to John Plourde.  The next largest amount difference was in Professional fees, which were lower in the 2018 period by $8,064 due to a reduced cost for legal fees and accounting/management services.  The next largest amount difference was in Foreign exchange gain/loss with a gain of $6,337 in the 2018 period compared to a loss of $280 in the 2017 period, for a difference of $6,617.  The next largest amount difference was in Shareholder information and promotion which were lower by $2,972 in the 2018 period, due to advertising cost not incurred in 2018, offset by an increase in the cost of conference attendance promotion.  The next largest amount difference was in Office and miscellaneous which was lower by $2,919 in the 2018 period due to a reduction of expenses for office supplies and IT work.  The next largest amount difference was in Filing and Transfer agent fees which was lower in the 2018 period by $1,468 due to the private placement fee in 2017 and a reduced cost for the transfer agent in 2018.  The next largest amount difference was in travel which was higher in the 2018 period by $1,091 due to the cost of attending two mining conferences.  The other expenses were within $1,000 (plus or minus) of the 2017 period amounts with the difference noted as follows:  Consulting fees ($225 higher in 2018 due to an extra meeting cost), Depreciation ($275 lower in 2018), Directors fees ($500 lower in 2018), Office Rent ($824 higher in 2018), Telephone ($62 lower in 2018) and Finance income ($1 lower in 2018).

During the 2018 period, the Company incurred $6,000 in exploration & evaluation expenditures on the Morrison property compared to $20,020 in 2017 period.

At the beginning of the period, the cash held was $696,395 (2017 - $175,235).  Cash used in operations was $93,610 (2017 - $131,823).  Cash raised from sale of shares was $73,500 (2017 - $nil).  Cash used to fund exploration activities was $10,132 (2017 - $27,148).  Cash used to purchase office equipment was $nil (2017 - $3,469).  The net change in cash for the period was an decrease of $30,242 (2017 - $162,440) leaving the Company holding $666,153 (2017 - $12,795) in cash at the end of the period.

For the three month period ended July 31, 2018 compared with July 31, 2017

The option based payment expense for the quarter was allocated to the accounts for Consulting fees $nil (2017 - $nil), Directors fees $nil (2017 - $nil), Investor relations fees $nil (2017 - $nil) and Professional fees $75,426 (2017 - $nil).  These amounts total $75,426 for the 2018 quarter compared to $nil for the 2017 quarter.  If the option based payments amounts were removed from the operating loss, the loss would show as $55,277 for the 2018 quarter compared to $67,332 for the 2017 quarter.  The difference between these two quarters was $12,055, with 2018 lower.  The largest amount difference was in Professional fees, which were lower in the 2018 quarter by $4,612 due to a reduced cost for legal fees and accounting/management services.  The next largest amount difference was in Travel which was lower in the 2018 quarter by $1,985 due to a milestone maintenance for the company truck in 2017.  The next largest amount difference was in Shareholder information and promotion which were lower by $1,902 in the 2018 quarter, due to advertising cost not incurred in 2018.  The next largest amount difference was in Foreign exchange gain/loss with a gain of $1,585 in the 2018 quarter compared to a loss of $219 in the 2017 quarter, for a difference of $1,804.  The next largest amount difference was in Filing and Transfer agent fees which were lower in the 2018 quarter by $1,481 due to the private placement fee in 2017 and a reduction in news release fees and the transfer agent.  The other expenses were within $1,000 (plus or minus) of the 2017 quarter amounts with the difference noted as follows:  Consulting fees ($225 higher in 2018 due to an extra meeting cost), Depreciation ($137 lower in 2018), Directors fees ($500 lower in 2018), Office and miscellaneous ($724 lower in 2018), Office Rent ($888 higher in 2018), Telephone ($24 lower in 2018). and Finance income ($1 lower in 2018).

During the 2018 quarter, the Company incurred $nil in exploration & evaluation expenditures on the Morrison property compared to $11,083 in 2017 quarter.

At the beginning of the quarter, the cash held was $736,599 (2017 - $51,596).  Cash used in operations was $70,446 (2017 - $33,718).  Cash raised from sale of shares was $nil (2017 - $nil).  Cash used to fund exploration activities was $nil (2017 - $5,083).  The net change in cash for the quarter was a decrease of $70,446 (2017 - $38,801) leaving the Company holding $666,153 (2017 - $12,795) in cash at the end of the quarter.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2018, the Company reported a net loss of $400,029 ($0.03 per share) compared to a net loss of $2,438,331 ($0.19 per share) for the year ended January 31, 2017.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in January 2019.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 3 directors and an officer of the Company.

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to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $nil (2017 - $nil) for the current quarter and in the amount of nil (2017 - $12,000) for the fiscal year to date.

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to Erik Tornquist, a PBM director, for consulting services related to project management on the Morrison project and operating expenses, in the amount of $nil (2017 - $nil) for the current quarter and in the amount of $nil (2017 - $8,000) for the fiscal year to date.

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to Victor Eng, a PBM director, for consulting services, in the amount of $450 (2017 - $225) for the current quarter and in the amount of $675 (2017 - $450) for the fiscal year to date.

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to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $6,352 (2017 - $7,275) for the current quarter and in the amount of $13,440 (2017 - $15,525) for the fiscal year to date.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $6,802 (2017 - $7,500) for the quarter and in the amount of $14,115 (2017 - $35,975) for the fiscal year to date.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $5,000 (2017 - $5,500) for the current quarter and in the amount of $7,000 (2017 - $7,500) for the fiscal year to date.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2018/19” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2016	$ 29,788,372	$ -	$ 967	$ 683,137	$ 0.05
January 31, 2017	$ 30,013,896	$ -	$ 784	$ 2,438,331	$ 0.19
January 31, 2018	$ 30,608,811	$ -	$ 704	$ 400,029	$ 0.03

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2016	$133	$64,190	$64,057	$0.00
January 31, 2017	$504	$85,303	$84,799	$0.01
April 30, 2017	$-	$134,308	$134,308	$0.01
July 31, 2017	$1	$67,333	$67,332	$0.01
October 31, 2017	$264	$54,349	$54,085	$0.00
January 31, 2018	$439	$144,743	$144,304	$0.01
April 30, 2018	$-	$47,209	$47,209	$0.00
July 31, 2018	$-	$130,703	$130,703	$0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2016	$280	$2,353,812	$2,353,532	$0.18
for the year ended January 31, 2017	$784	$2,439,115	$2,438,331	$0.19
for the 3 month period ended April 30, 2017	$-	$134,308	$134,308	$0.01
for the 6 month period ended July 31, 2017	$1	$201,641	$201,640	$0.02
for the 9 month period ended October 31, 2017	$265	$255,990	$255,725	$0.02
for the year ended January 31, 2018	$704	$400,733	$400,029	$0.03
for the 3 month period ended April 30, 2018	$-	$47,209	$47,209	$0.00
for the 6 month period ended July 31, 2018	$-	$177,912	$177,912	$0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2016	$4,832,500	$4,832,500
to October 31, 2016	-	-
to January 31, 2017	-	-
As at January 31, 2017	$4,832,500	$4,832,500
to April 30, 2017	-	-
to July 31, 2017	-	-
to October 31, 2017	-	-
to January 31, 2018	-	-
As at January 31, 2018	$4,832,500	$4,832,500
to April 30, 2018	-	-
to July 31, 2018	-	-
As at July 31, 2018	$4,832,500	$4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at July 31, 2016	$25,541,930	$(859,434)	$24,682,496
to October 31, 2016	96,406	-	96,406
to January 31, 2017	42,198	-	42,198
As at January 31, 2017	$25,680,534	$(859,434)	$24,821,100
to April 30, 2017	8,937	-	8,937
to July 31, 2017	11,083	-	11,083
to October 31, 2017	6,000	-	6,000
to January 31, 2018	16,999	-	16,999
As at January 31, 2018	$25,723,553	$(859,434)	$24,864,119
to April 30, 2018	6,000	-	6,000
to July 31, 2018	-	-	-
As at July 31, 2018	$25,729,553	$(859,434)	$24,870,119

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2016	$51,039,304	$-	$17,057,935	$2,289,475	$37,984,501	$30,112,738
to October 31, 2016	-	-	-	64,057	38,048,558	30,048,681
to January 31, 2017	-	-	-	84,799	38,133,357	29,963,882
As at January 31, 2017	$51,039,304	$-	$17,057,935	$2,438,331	$38,133,357	$29,963,882
to April 30, 2017	-	-	66,418	134,308	38,267,665	29,895,992
to July 31, 2017	-	-	-	67,332	38,334,997	29,828,660
to October 31, 2017	507,751	448,050	-	54,085	38,389,082	30,730,376
to January 31, 2018	448,050	(448,050)	1	144,304	38,533,386	30,586,073
As at January 31, 2018	$51,995,105	$-	$17,124,354	$400,029	$38,533,386	$30,586,073
to April 30, 2018	73,500	-	-	47,209	38,580,595	30,612,364
to July 31, 2018	-	-	75,426	130,703	38,711,298	30,557,087
As at July 31, 2018	$52,068,605	$-	$17,199,780	$177,912	$38,711,298	$30,557,087

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, the Company has not issued any common shares on exercise of options or warrants and has not announced any private placements.